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UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0056 Expires: October 31, 2011 Estimated average burden hours per response............3.0

Washington, D.C.  20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

GENERAL GROWTH PROPERTIES, INC.

(Exact name of Registrant as specified in its charter)

Delaware	42-1283895
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

110 N. Wacker Dr., Chicago, IL	60606
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $.01 par value per share	New York Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  ☐

Securities Act registration statement file number to which this form relates:           (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

(Title of class)

This registration statement is filed with the Securities and Exchange Commission (the “SEC”) in connection with the application of General Growth Properties, Inc. (the “Company”) to list its common stock, par value $.01 per share, on the New York Stock Exchange (“NYSE”).

ITEM 1                                                        Description of Registrant’s Securities to be Registered.

The capital stock of the Company to be registered and listed on the NYSE under the symbol “GGP” is the Company’s common stock.  The Company’s Restated Certificate of Incorporation (“Certificate”), authorizes the issuance of up to 880,000,000 shares, consisting of 875,000 shares of common stock, par value $.01 per share (“Common Stock”) and 5,000,000 shares of preferred stock, par value $100 per share (“Preferred Stock”).  As of February 24, 2010, 317,304,152 shares of Common Stock and no shares of Preferred Stock were issued and outstanding.  The shares of Common Stock being registered hereby include associated preferred share purchase rights, which attach to and trade with the shares of Common Stock (“Preferred Stock Purchase Rights”).

The following descriptions of the Common Stock and Preferred Stock Purchase Rights do not purport to be complete and are qualified in their entirety by reference to our Certificate, our Second Amended and Restated Bylaws (“Bylaws”), our Preferred Stock Purchase Right Agreement, as amended, the Certificate of Designations, Preferences and Rights of Increasing Rate Cumulative Preferred Stock, Series I, which are each set forth in the Exhibit List and incorporated by reference herein, any other certificate of designations adopted by our board of directors (“Board”) in accordance with the General Corporation Law of the state of Delaware (“DGCL”).

GENERAL

Holders of our Common Stock possess exclusive voting power, except as otherwise required by law or provided in our Certificates of Designation or any subsequent certificate of designation for any series of capital stock subsequently established by the Board. Each share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Our stockholders do not have cumulative voting rights in the election of directors. Subject to any preferential rights of any outstanding series of Preferred Stock, holders of our Common Stock are entitled to share ratably in such distributions as our Board may declare from time to time from available funds and, upon liquidation, are entitled to receive their proportionate share of all assets available for distribution.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

For the Company to remain qualified as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), the following conditions (among others) must be satisfied:

•      not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals, as defined in the Code to include certain entities, at any time during the last half of a taxable year;

•      the capital stock must be beneficially owned, without regard to any rules of attribution of ownership, by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year; and

•      certain percentages of our gross income and assets must be from particular activities and types of assets.

Accordingly, our Certificate contains provisions which limit the value of our outstanding capital stock that may be owned by any stockholder. We refer to this limit as the “Ownership Limit.”

Subject to certain exceptions, the Ownership Limit provides that no stockholder, other than Martin Bucksbaum (now deceased), Matthew Bucksbaum, their families and related trusts (collectively, the “Bucksbaums”), may own, or be deemed to own by virtue of the applicable attribution provisions of the Code, more than the Ownership Limit. The Ownership Limit is 7.5% of the value of the outstanding capital stock. Our Board is authorized to further increase the Ownership Limit to not more than 9.8% of the value of the outstanding capital stock. Our Certificate permits the Bucksbaums to exceed the Ownership Limit. Currently, the Bucksbaums exceed such limit. The Ownership Limit provides that the Bucksbaums may acquire additional shares pursuant to certain rights granted to them in connection with our initial public offering or from other sources so long as the acquisition does not result in the five largest beneficial owners of capital stock holding more than 50% of the outstanding capital stock.

Our Board may waive the Ownership Limit if presented with satisfactory evidence that such ownership will not jeopardize our status as a REIT. As a condition of such waiver, our Board may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving our REIT status. The Board has currently granted one such waiver to Pershing Square Capital Management, L.P. and its affiliates (“PSCM”) to permit PSCM to beneficially own its current shares, which, in the aggregate, represent 7.549% of the outstanding Common Stock as of February 26, 2010. The Ownership Limit will not apply if the Board and the holders of capital stock determine that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT. If shares of capital stock in excess of the Ownership Limit, or shares which would cause the Company to be beneficially owned by fewer than 100 persons, are issued or transferred to any person, such issuance or transfer shall be null and void and the intended transferee will acquire no rights to such shares.

Our Certificate further provides that upon a transfer or other event that results in a person owning (either directly or by virtue of the applicable attribution rules) capital stock in excess of the applicable Ownership Limit (referred to as “Excess Shares”), such person (known as a “Prohibited Owner”) will not acquire or retain any rights or beneficial economic interest in such Excess Shares. Rather, the Excess Shares will be automatically transferred to a person or entity unaffiliated with and designated by the Company to serve as trustee of a trust for the exclusive benefit of a charitable beneficiary to be designated by the Company within five days after the discovery of the transaction which created the Excess Shares. The trustee shall have the exclusive right to designate a person who may acquire the Excess Shares without violating the applicable ownership restrictions (a “Permitted Transferee”) to acquire any and all of the shares held by the trust. The Permitted Transferee must pay the trustee valuable consideration (whether in a public or private sale) for the Excess Shares. The trustee shall pay to the Prohibited Owner the lesser of (a) the value of the shares at the time they became Excess Shares and (b) the price received by the trustee from the sale of the Excess Shares to the Permitted Transferee. The beneficiary will receive the excess of (a) the sale proceeds from the transfer to the Permitted Transferee over (b) the amount paid to the Prohibited Owner, if any, in addition to any dividends paid with respect to the Excess Shares.

The Ownership Limit will not be automatically removed even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. Except as otherwise described above, any change in the Ownership Limit would require an amendment to our Certificate. Amendments to our Certificate require the affirmative vote of holders owning a majority of the outstanding capital stock. In addition to preserving our status as a REIT, the Ownership Limit may preclude an acquisition of control over the Company without the approval of our Board.

All certificates representing capital stock will bear a legend referring to the restrictions described above.

All persons who own, directly or by virtue of the attribution provisions of the Code, more than 7.5% of the value of the outstanding capital stock must file an affidavit with the Company containing the information specified in our Certificate within 30 days after January 1 of each year. In addition, each stockholder shall upon demand be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of shares as our Board deems necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency. United States Treasury Regulations currently require the Company to send annual written statements requesting information as to the actual ownership of the capital stock from each record holder of more than 1% of our outstanding capital stock. Depending upon the number of record holders of the capital stock, the reporting threshold required by the Regulations can fall as low as 0.5%. Record holders that fail to submit a written statement in response to the request must attach to their federal income tax returns specified information regarding the actual ownership of shares of capital stock of which they are the record holder.

LIMITATION OF LIABILITY OF DIRECTORS

Our Certificate provides that a director will not be personally liable for monetary damages to the Company or to our stockholders for breach of fiduciary duty as a director, except for liability:

•      for any breach of the director’s duty of loyalty to the Company or to our stockholders;

•      for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•      for paying a dividend or approving a stock repurchase in violation of Section 174 of the DGCL, or

•      for any transaction from which the director derived an improper personal benefit.

Our Certificate and Bylaws provide that the Company will indemnify directors and officers to the fullest extent permitted by the DGCL. While our Certificate and Bylaws provide directors and officers with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, our Certificate and Bylaws will have no effect on the availability of equitable remedies such as an injunction based on a director’s or officer’s breach of his or her duty of care.

INDEMNIFICATION AGREEMENTS

The Company has entered into indemnification agreements with each of its officers and directors. The indemnification agreements require, among other things, that the Company indemnify its officers and directors to the fullest extent permitted by law, and advance to its officers and directors all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. The Company must also indemnify and advance all expenses incurred by officers and directors seeking to enforce their rights under the indemnification agreements, and cover them under our directors’ and officers’ liability insurance. Although the form of the indemnification agreement offers substantially the same scope of coverage afforded by provisions in our Certificate and Bylaws, it provides greater assurance to the directors and officers that indemnification will be available, because, as a contract, it cannot be modified unilaterally in the future by the Board or by stockholders to eliminate the rights it provides.

DELAWARE ANTI-TAKEOVER STATUTE

The Company is a Delaware corporation subject to Section 203 of the DGCL. In general, Section 203 prevents an “interested stockholder” (defined generally as a person owning 15% or more of our outstanding voting stock) from engaging in a “business combination” (as defined in Section 203) with the Company for three years following the date that person becomes an interested stockholder unless:

•      before that person became an interested stockholder, our Board approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•      upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced (excluding stock held by directors who are also our officers and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

•      following the transaction in which that person became an interested stockholder, the business combination is approved by our Board and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock not owned by the interested stockholder.

Under Section 203, these restrictions do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the Company and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of our directors, if that extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Stock is BNY Mellon Shareholder Services.

PREFERRED STOCK PURCHASE RIGHTS

The Company has adopted a shareholder rights plan, as amended, pursuant to which it declared a dividend of one preferred share purchase right, referred to as a “Right,” for each share of Common Stock outstanding on December 10, 1998 (“Record Date”) to the stockholders of record on that date. A Right is also attached to each subsequently issued share of Common Stock. Prior to becoming exercisable, the Rights trade together with the Common Stock.

Each Right entitles the registered holder to purchase from the Company one-third of one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $100.00 per share (the “Preferred Shares”), of the Company, at a price of $105.00, subject to adjustment (the “Purchase Price”). The description and terms of the Rights are set forth in a Rights Agreement, as amended (the “Rights Agreement”), between the Company and BNY Mellon Shareholder Services, as Rights Agent (the “Rights Agent”).

Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the outstanding Common Stock or, in the case of the Grandfathered Stockholders referred to in the Rights Agreement, beneficial ownership of a percentage of outstanding Common Stock in excess of the applicable Grandfathered Limit referred to therein, or (ii) 10 business days (or such later date as may be determined by action of the Board prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Common Stock or, in the case of the Grandfathered Stockholders, beneficial ownership of a percentage of outstanding Common Stock in excess of the applicable Grandfathered Limit (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced by Common Stock certificates with a summary of the Rights attached or noted thereon.

The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock, even without a summary of the Rights attached or noted thereon, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on November 18, 2010 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as described below.

The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights and the number of one-third of one one-thousandths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the shares of Common Stock occurring, in any such case, prior to the Distribution Date. The Rights Agreement has been amended to reflect the effect of the Company’s 2003 3-for-1 stock split on the Purchase Price and the portion of a Preferred Share issuable upon exercise of each Right, and the description herein reflects such amendment.

Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a quarterly dividend payment of 1000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Shares will be entitled to an aggregate payment of 1000 times the aggregate payment made per share of Common Stock. Each Preferred Share will have 1000 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each Preferred Share will be entitled to receive 1000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

Because of the nature of the Preferred Shares’ dividend, liquidation and voting rights, the value of the one-third of one one-thousandth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

From and after the occurrence of an event described in Section 11(a)(ii) of the Rights Agreement, if the Rights evidenced by the Right Certificate are or were at any time on or after the earlier of (x) the date of such event and (y) the Distribution Date (as such term is defined in the Rights Agreement) acquired or beneficially owned by an Acquiring Person or an Associate or Affiliate of an Acquiring Person (as such terms are defined in the Rights Agreement), such Rights shall become void, and any holder of such Rights shall thereafter have no right to exercise such Rights.

In the event that, at any time after a person becomes an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person and its Affiliates and Associates (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price of the Right. If the Company does not have sufficient Common Stock to satisfy such obligation to issue shares, or if the Board so elects, the Company shall deliver upon payment of the exercise price of a Right an amount of cash or securities equivalent in value to the Common Stock issuable upon exercise of a Right; provided that, if the Company fails to meet such obligation within 30 days following the later of (x) the first occurrence of an event triggering the right to purchase shares of Common Stock and (y) the date on which the Company’s right to redeem the Rights expires, the Company must deliver, upon exercise of a Right but without requiring payment of the exercise price then in effect, Common Stock (to the extent available) and cash equal in value to the difference between the value of the Common Stock otherwise issuable upon the exercise of a Right and the exercise price then in effect. The Board may extend the 30-day period described above for up to an additional 60 days to permit the taking of action that may be necessary to authorize sufficient additional shares of Common Stock to permit the issuance of Common Stock upon the exercise in full of the Rights.

At any time after any person becomes an Acquiring Person and prior to the acquisition by any person or group of a majority of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one-third of one one-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

At any time prior to the time any Person becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

The terms of the Rights may be amended by the Board without the consent of the holders of the Rights, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person and its Affiliates and Associates).

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

The exercisability or exchangeability of the Rights may be limited as a result of the ownership limitations set forth in the Certificate, as it may be amended.

ITEM 2	Exhibits.

The exhibits filed herewith are set forth on the Exhibit Index and are hereby incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

GENERAL GROWTH PROPERTIES, INC.

By:	/s/ Edmund Hoyt
Edmund Hoyt
Chief Financial Officer

Date: March 3, 2010

EXHIBIT INDEX

Exhibit Number	Name

3.1

Restated Certificate of Incorporation of General Growth Properties, Inc. filed with the Delaware Secretary of State on February 10, 2006 (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K for the year ended December 31, 2005 which was filed with the SEC on March 31, 2006).

3.2

Second Amended and Restated Bylaws of General Growth Properties, Inc. (incorporated by reference to Exhibit 3(ii).1 to the Current Report on Form 8-K dated November 18, 2008 which was filed with the SEC on November 21, 2008).

3.3

Certificate of Designations, Preferences and Rights of Increasing Rate Cumulative Preferred Stock, Series I filed with the Delaware Secretary of State on February 26, 2007 (incorporated by reference to Exhibit 3.3 to the Annual Report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007).

4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Annual Report on Form 10-K for the year ended December 31, 2005 which was filed with the SEC on March 31, 2006).

4.2

Rights Agreement dated July 27, 1993, between General Growth Properties, Inc. and certain other parties named therein (incorporated by reference to Exhibit 4.2 to the Annual Report on Form 10-K for the year ended December 31, 2005 which was filed with the SEC on March 31, 2006).

4.3	Amendment to Rights Agreement dated as of February 1, 2000, between General Growth Properties, Inc. and certain other parties named therein (filed herewith).

4.4

Rights Agreement dated November 18, 1998, between General Growth Properties, Inc. and Norwest Bank Minnesota, N.A., as Rights Agent (including the Form of Certificate of Designation of Series A Junior Participating Preferred Stock attached thereto as Exhibit A, the Form of Right Certificate attached thereto as Exhibit B and the Summary of Rights to Purchase Preferred Shares attached thereto as Exhibit C) (incorporated by reference to Exhibit 4.19 to the Annual Report on Form 10-K for the year ended December 31, 2005 which was filed with the SEC on March 31, 2006).

4.5

First Amendment to Rights Agreement dated as of November 10, 1999, between General Growth Properties, Inc. and Norwest Bank Minnesota, N.A. (incorporated by reference to Exhibit 4.20 to the Annual Report on Form 10-K for the year ended December 31, 2005 which was filed with the SEC on March 31, 2006).

4.6

Second Amendment to Rights Agreement dated as of December 31, 2001, between General Growth Properties, Inc. and Mellon Investor Services, LLC, successor to Norwest Bank Minnesota, N.A. (filed herewith).

4.7

Third Amendment to Rights Agreement dated as of November 18, 2008, between General Growth Properties, Inc. and BNY Mellon Shareholder Services (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated November 18, 2008 which was filed with the SEC on November 21, 2008).